NEWS RELEASE

BIRCH MOUNTAIN REPORTS SECOND QUARTER 2007 RESULTS

CALGARY, August 14, 2007– Birch Mountain Resources Ltd. ("Birch Mountain" or the "Company") (BMD: TSX and AMEX) today reported financial results for the second quarter ended June 30, 2007.

Highlights

Sales from the Muskeg Valley Quarry ("MVQ") were 600,452 tonnes for the second quarter of 2007. The average selling price for the second quarter for crushed and graded aggregates was $8.68 per tonne and the average selling price for aggregates produced to a top size specification was $6.91 per tonne which compares to an average selling price of $8.02 per tonne for the first quarter of 2007, the majority of which were sales of crushed and graded aggregates.

In June 2007, Birch Mountain signed a three-year contract with Suncor Energy Inc for the supply of a variety of construction aggregates from the MVQ.

During the second quarter of 2007, the MVQ produced a total of 546,000 tonnes of aggregate. The majority of the production occurred in June, when production on an annualized basis exceeded 5 million tonnes per year. To meet this demand, quarry staff was increased and the operations were running seven days a week, twenty four hours a day.

To meet demand, stockpiled products were drawn-down. Inventory of finished goods and work-in-process decreased during the quarter and at June 30, 2007 totaled $4,354,414 in value. Inventory includes blasted, unexcavated rock, work-in-progress rock as well as processed aggregate stockpiles meeting Alberta Transportation specifications.

Although June's activity was a good demonstration of the growing productive capacity of the MVQ, ordered quantities to date in Q3 are lower. Discussions with oil sands companies indicate that demand for Birch Mountain's aggregate products remains strong and the Company continues to quote on inquiries. The Company believes that uncertainty around a potential labour disruption by a number of construction unions may be a factor.

Joel Jarding, President and COO, commented, "This has been an exciting time for me after joining the Company in May of this year. Customers continue to comment on the need for larger quantities of quality aggregate and related products for their oil sands projects and our team is confident that we can meet those needs. We remain focused on securing additional orders, improving our operational efficiency, retaining quality people and developing long term customer relations. These steps are critical to achieving longer term profitable operations."

Financial Results (unaudited)

For the second quarter ended June 30, 2007, the Company incurred a loss of $5,912,191 (2006–$1,607,295) and as at June 30, 2007, had an accumulated deficit of $27 million.

The Company earned revenues from limestone sales of $4,269,313 (2006 - $87,829) in the second quarter of 2007. Additional revenue of $540,602 (2006 - $nil) was generated through contract trucking from the quarry to customers. Total cost of goods sold for the limestone sales was $3,224,258 (2006 - $79,105) and was $517,334 (2006 - $nil) for the contract trucking.

During the second quarter of 2007, expenses totaled $7,048,826 (2006 - $1,780,377). Total expenses increased in 2007 as the Company continued with early operations, while in 2006 operations commenced in May 2006. The increase relates primarily to the following items:

  Interest and bank charges have increased $1,036,569 in the second quarter of 2007 as a result of $519,434 in interest on the $34.5 million convertible debenture issued in December 2006 and $285,571 accretion of the unamortized discount on these debentures. Additionally, interest of $126,142 was recorded on the bank loan and $91,457 on the long term debt. The Company did not have the debentures or debt financings in the second quarter of 2006.

  Indirect quarry costs increased $3,294,850. During the quarter ended June 30, 2006, the quarry had begun initial production resulting in small amounts of indirect quarry costs because pre-production costs were capitalized. During the quarter ended June 30, 2007, the quarry was in early operations and had produced 546,000 tonnes of aggregate and sold 600,452 tonnes. At June 30, 2007, the quarry was operating seven days a week, twenty-four hours a day to produce various specification of aggregate to meet current and expected orders.

  Professional fees increased by $408,193 due mainly to the amortization of financing fees on the convertible debentures in the amount of $181,272 which was not reported in 2006 as the debentures were not issued until the fourth quarter of 2006. Additionally, $100,852 of stock-based compensation expense for options granted to advisors in previous periods was reported in the quarter for 2007 and not recorded in 2006.

  Salaries, wages and benefits increased by $293,355 as a result of $182,000 in directors fees recorded in second quarter 2007, which were not recorded in 2006. Stock based compensation increased by $126,113 due to a slightly higher number of outstanding options.

The Company has a working capital deficit at June 30, 2007 of $7.7 million, a change of approximately $17 million from December 31, 2006. The change is a result of the continued operation and development of the MVQ and Hammerstone Project as the Company spent a total of $6.9 million on mineral development and exploration, $4.4 million on indirect quarry costs and purchased approximately $2.8 million in property, plant and equipment during the six months ended June 30, 2007. Additionally, the working capital balance was reduced by $5.6 million as a result of a reclassification of costs recorded in 2006 as a deposit, which based on further information has been reclassified to mineral properties.

Summarized unaudited consolidated financial statements as at and for the three months and six months ended June 30, 2007 are reported in the tables below. The Company's independent auditor has not performed a review of the accompanying Financial Statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements. The Company encourages readers to review the Second Quarter 2007 Financial Report and other informational disclosures on SEDAR and/or EDGAR at www.sedar.com and www.edgar.com.

Conference Call

Birch Mountain Resources Ltd. will be releasing its second quarter 2007 financial results on Tuesday, Aug. 14, 2007, and hosting a conference call at 11 a.m. Eastern Time, 9 a.m. Mountain Time, on Wednesday, Aug. 15, 2007. The second quarter 2007 financial results will be available at SEDAR or the Securities and Exchange Commission's website.

The conference call will consist of a brief presentation followed by a question and answer session. Interested shareholders, analysts and investors are invited to participate by calling 866-514-1894. You will be asked to provide your name, company affiliation and telephone number.

TABLE A: Consolidated Balance Sheets	UNAUDITED
As at	June 30, 2007	December 31, 2006

Assets
Current
Cash and cash equivalents	1,178,832	1,345,483
Accounts receivable	2,493,861	2,202,698
Inventory	4,354,414	5,703,196
Prepaids and deposits	902,292	7,995,965
	8,929,399	17,247,342
Long-term prepaids	137,294	137,294
Restricted cash	3,000,000	4,250,000
Property, plant and equipment	21,188,500	18,729,682
Mineral properties	51,443,163	44,608,237
Total Assets	84,698,356	84,972,555

Liabilities
Current
Bank loan	8,067,594	-
Accounts payable and accrued liabilities	5,084,860	4,113,610
Current portion of long term debt	1,018,125	1,580,858
Deferred revenue	50,306	50,306
Other current liabilities	2,411,425	2,437,781
	16,632,310	8,182,555

Long term debt	5,424,484	6,911,321
Asset retirement obligation	307,016	1,100,000
Convertible debentures	29,101,883	28,537,087
	51,465,693	44,730,963

Shareholders' equity
Share capital	48,278,706	47,489,830
Contributed surplus	11,978,615	10,236,663
Deficit	(27,024,656)	(17,484,901)
	33,232,663	40,241,592
Total Liabilities and Shareholders' Equity	84,698,356	84,972,555

TABLE B: Consolidated Statements of Loss and Deficit	UNAUDITED
	3 Months Ended	3 Months Ended	6 Months Ended	6 Months Ended
For the periods ended	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Sales revenue	4,269,313	87,829	4,864,797	87,829
Delivery revenue	540,602	-	804,260	-
Total revenue	4,809,915	87,829	5,669,057	87,829
Cost of sales	3,224,258	79,105	3,717,513	79,105
Delivery cost	517,334	-	773,065	-
Total cost of revenues	3,741,592	79,105	4,490,578	79,105
Gross profit	1,068,323	8,724	1,178,479	8,724

Expenses
Amortization	217,219	29,332	438,389	48,045
Interest, bank charges and accretion	1,047,294	10,725	1,990,909	12,787
Mineral exploration costs	122,179	201,144	229,731	474,954
Office	191,494	115,095	213,166	233,363
Professional fees	598,406	190,213	907,719	367,998
Indirect quarry costs	3,718,667	423,817	4,396,012	597,485
Salaries, wages and benefits	508,544	215,189	771,001	512,669
Shareholder services and marketing	265,411	341,361	590,787	601,356
Stock-based compensation	379,614	253,501	1,195,441	1,212,798
	7,048,826	1,780,377	10,833,155	4,061,455
Loss before other income	(5,980,503)	(1,771,653)	(9,654,676)	(4,052,731)
Interest and other income	68,312	164,358	114,921	380,157
Net loss and comprehensive loss	(5,912,191)	(1,607,295)	(9,539,755)	(3,672,574)
Deficit, beginning of period	(21,112,465)	(9,355,906)	(17,484,901)	(7,290,627)
Deficit, end of period	(27,024,656)	(10,963,201)	(27,024,656)	(10,963,201)

Net loss per share, basic and diluted	(0.07)	(0.02)	(0.11)	(0.05)

FOR FURTHER INFORMATION, PLEASE CONTACT: Joel Jarding, President and COO or Derrick Kershaw, Senior Vice President, Birch Mountain Resources Ltd. Tel 403.262.1838 Fax 403.263.9888 www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration and development plans and results, anticipated capital expenditures and financing thereof, anticipated outcomes and timing of regulatory applications and approvals and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Certain amounts in the financial statements are based on estimates using the best currently available information and assumptions of management. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.